**The Blending Lab**
**2022 Q1 Tax Year**
**P&L**

| Income | Q1 2022 |
|---|---|
| Revenue | $89,575.43 |
| Sales Tax | -$4,230.50 |
| Grants | $0.00 |
| PPP | $0.00 |
| **Total Income** | **$85,344.93** |

| COGS | |
|---|---|
| Cost of Goods Sold | $21,272.00 |
| **Total COGS** | **$21,272.00** |

| Expenses | |
|---|---|
| Rent | $21,100.37 |
| Wages | $17,972.33 |
| General and Admin | $14,820.27 |
| Loan Interest | $3,173.30 |
| Advertising | $7,541.29 |
| Insurance | $546.20 |
| Depreciation | $368.75 |
| Amortization | $465.50 |
| **Total Expenses** | **$65,988.01** |

| **Net Income** | **-$1,915.08** |
|---|---|

**The Blending Lab**
**2022 Tax Year (Q1)**
**BS**
Accrual as of 3/31/2022

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**Assets**

| | |
|---|---|
| Cash | $81,241.68 |
| Inventories | $543,423.14 |
| Fixed Asset - Furniture | $16,530.00 |
| Acc Depr | -$14,684.75 |
| Fixed Asset - LHI | |
| Startup Costs | $27,932.00 |
| Acc Amort | -$13,760.50 |
| Liquor License | $13,588.00 |
| Rental Deposit | $11,250.00 |
| **Total Assets** | **$665,519.57** |

**Liabilities & SE**

| | |
|---|---|
| Loan from Shareholders: | |
| Chris | $102,936.00 |
| Magdalena | $146,206.00 |
| Michael | $113,023.00 |
| Business Loan #1 | $72,822.23 |
| Business Loan #2 | $90,179.23 |
| EIDL | $200,000.00 |
| Rent Payable | $0.00 |
| Credit Cards | |
| AMEX | $0.00 |
| B of A | $33,225.96 |
| Capital Stock | $60,000.00 |
| APIC | $26,067.00 |
| Net Income | |
| Retained Earnings | -$178,939.85 |
| Shareholder's Equity | $0.00 |
| **Total Liabilities & SE** | **$665,519.57** |

**Cash flows from operating activities**

| | |
|---|---:|
| Receipts from customers | **$89,575.43** |
| Payments to suppliers, governments and employees | -$111,270.25 |
| Borrowing costs paid | $0.00 |
| Income taxes paid | -$4,230.50 |
| Interest paid (net) | -$3,173.30 |
| **Net cash flows from operating activities** | **-$29,098.62** |

**Cash flows from investing activities**

| | |
|---|---:|
| Payments for property, plant and equipment | $0.00 |
| Payments for intangible assets | $0.00 |
| Proceeds from sale of property, plant and equipment | $0.00 |
| **Net cash flows used in investing activities** | **$0.00** |

**Cash flows from financing activities**

| | |
|---|---:|
| Proceeds from borrowings | $62,768.01 |
| Repayment of borrowings | -$58,664.71 |
| **Net cash provided by financing activities** | **$4,103.30** |
| **Total cash flows from activities** | **-$24,995.32** |

| | |
|---|---:|
| Cash at the beginning of period | $106,237.00 |
| **Cash and cash equivalents at the end of the period** | **$81,241.68** |